UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 10, 2023

NioCorp Developments Ltd.

(Exact name of registrant as specified in its charter)

British Columbia, Canada (State or other jurisdiction of incorporation)	000-55710 (Commission File Number)	98-1262185 (IRS Employer Identification No.)

7000 South Yosemite Street, Suite 115
Centennial, Colorado 80112
(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (720) 639-4647

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Not Applicable	Not Applicable	Not Applicable

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company          ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07. Submissions of Matters to a Vote of Security Holders.

As previously reported, on September 25, 2022, NioCorp Developments Ltd. (“NioCorp”), GX Acquisition Corp. II, a Delaware corporation (“GXII”), and Big Red Merger Sub Ltd, a Delaware corporation incorporated in September 2022, and a direct, wholly owned subsidiary of NioCorp, entered into a business combination agreement (the “Business Combination Agreement”). Pursuant to the Business Combination Agreement, as the result of a series of transactions, GXII will become a subsidiary of NioCorp (as successor by merger to Elk Creek Resources Corporation (“ECRC”)), with the pre-combination public stockholders of GXII receiving NioCorp common shares, without par value (“Common Shares”), based on a fixed exchange ratio of 11.1829212 (the “Exchange Ratio”) Common Shares for each GXII Class A common share held and not redeemed, and the GXII founders receiving shares in GXII (as successor by merger to ECRC) based on the Exchange Ratio. Pursuant to the Business Combination Agreement, after closing of the Transactions (as defined below) (the “Closing”), the GXII founders will have the right to exchange such shares for Common Shares on a one-for-one basis under certain conditions. Pursuant to the Business Combination Agreement, NioCorp will also assume the obligations under the issued and outstanding GXII warrants, which will be converted into warrants to purchase Common Shares (the “Warrants”) following the Closing. The Business Combination Agreement contemplates that NioCorp will undertake a reverse stock split of the Common Shares at the time of the Closing in connection with an expected listing on the Nasdaq Stock Market (“Nasdaq”). In addition, pursuant to the Business Combination Agreement, post-Closing, NioCorp’s Board of Directors will include two directors from pre-combination GXII. The transactions contemplated by the Business Combination Agreement and the ancillary agreements thereto are referred to, collectively, as the “Transactions.”

On March 10, 2023 at 10:00 a.m., Mountain Time, NioCorp held a special meeting of its shareholders (the “Special Meeting”) at which the shareholders voted on the proposals set forth below, each of which is described in detail in the prospectus and proxy circular of NioCorp and proxy statement of GXII (the “Joint Proxy Statement/Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) on February 8, 2023, which was first mailed by NioCorp to its shareholders on or about February 10, 2023.

As of February 1, 2023, the record date for the Special Meeting, there were 282,466,201 Common Shares issued and outstanding and entitled to vote. There were 114,892,191 Common Shares presented in person or represented by proxy at the Special Meeting. The final voting results for each proposal submitted to the shareholders of NioCorp at the Special Meeting are included below.

Each of the proposals described below was approved by NioCorp’s shareholders.

PROPOSALS:

PROPOSAL 1 “The Share Issuance Proposal”:

To approve the issuance of Common Shares, and including the possible creation of GX Sponsor II LLC as a control person, in connection with the Transactions.

For	Against	Abstain
110,565,875	2,728,919	1,597,397

PROPOSAL 2 “The Yorkville Equity Financing Proposal”:

To approve the issuance of all of the Common Shares that may be issuable upon a sale at the Purchase Price (as defined in the Joint Proxy Statement/Prospectus) and all of the Commitment Shares (as defined in the Joint Proxy Statement/Prospectus) to be issued, in each case, in connection with the transactions contemplated by the Standby Equity Purchase Agreement, dated January 26, 2023, by and between NioCorp and YA II PN, Ltd., an investment fund managed by Yorkville Advisors Global, LP (together with YA II PN, Ltd., “Yorkville”), as may be amended from time to time.

For	Against	Abstain
110,346,350	2,559,143	1,986,698

PROPOSAL 3 “The Yorkville Convertible Debt Financing Proposal”:

To approve the issuance of all of the convertible debentures of NioCorp that may be issuable, all of the warrants of NioCorp that may be issuable, and all of the Common Shares that may be issuable upon conversion of the principal amount of, and any and all accrued interest on, the convertible debentures at the Conversion Price (as defined in the Joint Proxy Statement/Prospectus) and upon exercise of the warrants, in each case, in connection with the transactions contemplated by the Securities Purchase Agreement, dated January 26, 2023, by and between NioCorp and Yorkville, as may be amended from time to time, including by the Amendment No. 1 to Securities Purchase Agreement, dated February 24, 2023, by and between NioCorp and Yorkville.

For	Against	Abstain
110,465,612	2,573,620	1,852,959

PROPOSAL 4 “The Quorum Amendment Proposal”:

To approve, with or without amendment, an amendment to the NioCorp Articles to require the presence, in person or by proxy, of two or more shareholders representing at least 33 1/3% of the outstanding shares entitled to be voted in order to constitute a quorum at any meeting of NioCorp shareholders.

For	Against	Abstain
110,267,696	2,784,406	1,840,089

Item 8.01. Other Events.

On March 10, 2023, NioCorp issued a press release (the “Press Release) announcing the approval by the shareholders of the proposals set forth above at the Special Meeting.

A copy of the Press Release is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Additional Information about the Proposed Transactions and Where to Find It

In connection with the proposed business combination between NioCorp and GXII pursuant to the Business Combination Agreement, NioCorp has filed a registration statement on Form S-4 (the “registration statement”) with the SEC, which includes the Joint Proxy Statement/Prospectus. The definitive Joint Proxy Statement/Prospectus has been filed with the SEC as part of the registration statement and, in the case of NioCorp, with the applicable Canadian securities regulatory authorities, and will be sent to all NioCorp shareholders and GXII stockholders as of the applicable record date. Each of NioCorp and GXII may also file other relevant documents regarding the proposed Transactions with the SEC and, in the case of NioCorp, with the applicable Canadian securities regulatory authorities. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF NIOCORP AND GXII ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AND, IN THE CASE OF NIOCORP, WITH THE APPLICABLE CANADIAN SECURITIES REGULATORY AUTHORITIES IN CONNECTION WITH THE PROPOSED TRANSACTIONS, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS.

Investors and security holders will be able to obtain free copies of the registration statement and the definitive Joint Proxy Statement/Prospectus and all other relevant documents that are filed or that will be filed with the SEC by NioCorp or GXII through the website maintained by the SEC at www.sec.gov. Investors and security holders will be able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and all other relevant documents that are filed or that will be filed with the applicable Canadian securities regulatory authorities by NioCorp through the website maintained by the Canadian Securities Administrators at www.sedar.com. The documents filed by NioCorp and GXII with the SEC and, in the case of NioCorp, with the applicable Canadian securities regulatory authorities also may be obtained by contacting NioCorp at 7000 South Yosemite, Suite 115, Centennial CO 80112, or by calling (720) 639-4650; or GXII at 1325 Avenue of the Americas, 28th Floor, New York, NY 10019, or by calling (212) 616-3700.

No Offer or Solicitation

This Current Report on Form 8-K and the information contained herein and therein do not constitute an offer to sell or the solicitation of an offer to buy any security, commodity or instrument or related derivative, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction or (ii) an offer or commitment to lend, syndicate or arrange a financing, underwrite or purchase or act as an agent or advisor or in any other capacity with respect to any transaction, or commit capital, or to participate in any trading strategies. No offer of securities in the United States or to or for the account or benefit of U.S. persons (as defined in Regulation S under the Securities Act) shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act. In Canada, no offering of securities shall be made except by means of a prospectus in accordance with the requirements of applicable Canadian securities laws or an exemption therefrom. This communication is not, and under no circumstances is it to be construed as, a prospectus, offering memorandum, an advertisement or a public offering in any province or territory of Canada. In Canada, no prospectus has been filed with any securities commission or similar regulatory authority in respect of any of the securities referred to herein.

Forward-Looking Statements Disclaimers

This Current Report on Form 8-K contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking statements may include, but are not limited to, statements about the parties’ ability to close the proposed Transactions, including NioCorp and GXII being able to receive all required regulatory, third-party and GXII stockholder approvals for the proposed Transactions; the anticipated benefits of the proposed Transactions, including the potential amount of cash that may be available to the combined company upon consummation of the proposed Transactions and the use of the net proceeds following the redemptions by GXII public stockholders; NioCorp’s expectation that its Common Shares will be accepted for listing on Nasdaq following the closing of the proposed Transactions; the consummation of the convertible debenture transaction and the stand-by equity purchase facility contemplated by the definitive agreements with Yorkville; the financial and business performance of NioCorp; NioCorp’s anticipated results and developments in the operations of NioCorp in future periods; NioCorp’s planned exploration activities; the adequacy of NioCorp’s financial resources; NioCorp’s ability to secure sufficient project financing to complete construction and commence operation of the Elk Creek Project; NioCorp’s expectation and ability to produce niobium, scandium and titanium at the Elk Creek Project; the outcome of current recovery process improvement testing, and NioCorp’s expectation that such process improvements could lead to greater efficiencies and cost savings in the Elk Creek Project; the Elk Creek Project’s ability to produce multiple critical metals; the Elk Creek Project’s projected ore production and mining operations over its expected mine life; the completion of the demonstration plant and technical and economic analyses on the potential addition of magnetic rare earth oxides to NioCorp’s planned product suite; the exercise of options to purchase additional land parcels; the execution of contracts with engineering, procurement and construction companies; NioCorp’s ongoing evaluation of the impact of inflation, supply chain issues and geopolitical unrest on the Elk Creek Project’s economic model; the impact of health epidemics, including the COVID-19 pandemic, on NioCorp’s business and the actions NioCorp may take in response thereto; and the creation of full time and contract construction jobs over the construction period of the Elk Creek Project. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of NioCorp and GXII, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. Forward-looking statements reflect material expectations and assumptions, including, without limitation, expectations and assumptions relating to: the future price of metals; the stability of the financial and capital markets; NioCorp and GXII being able to receive all required regulatory, third-party and GXII stockholder approvals for the proposed Transactions; the amount of redemptions by GXII public stockholders; the consummation of the convertible debenture transaction and the stand-by equity purchase facility contemplated by the definitive agreements with Yorkville; and other current estimates and assumptions regarding the proposed Transaction and its benefits. Such expectations and assumptions are inherently subject to uncertainties and contingencies regarding future events and, as such, are subject to change. Forward-looking statements involve a number of risks, uncertainties or other factors that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made by NioCorp and GXII with the SEC and, in the case of NioCorp, with the applicable Canadian securities regulatory authorities and the following: the amount of any redemptions by existing holders of GXII Class A common shares being greater than expected, which may reduce the cash in trust available to NioCorp upon the consummation of the Transactions; the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement and/or payment of the termination fees; the outcome of any legal proceedings that may be instituted against NioCorp or GXII following announcement of the Business Combination Agreement and the Transactions; the inability to complete the proposed Transactions due to, among other things, the failure to obtain GXII stockholder approval or the consummation of the convertible debenture transaction and the stand-by equity purchase facility contemplated by the definitive agreements with Yorkville; the inability to complete the convertible debenture transaction and the stand-by equity purchase facility contemplated by the definitive agreements with Yorkville due to, among other things, the failure to obtain regulatory approval; the risk that the announcement and consummation of the proposed Transactions disrupt NioCorp’s current plans; the ability to recognize the anticipated benefits of the proposed Transactions; unexpected costs related to the proposed Transactions; the risks that the consummation of the proposed Transactions is substantially delayed or does not occur, including prior to the date on which GXII is required to liquidate under the terms of its charter documents; NioCorp’s ability to operate as a going concern; NioCorp’s requirement of significant additional capital; NioCorp’s limited operating history; NioCorp’s history of losses; cost increases for NioCorp’s exploration and, if warranted, development projects; a disruption in, or failure of, NioCorp’s information technology systems, including those related to cybersecurity; equipment and supply shortages; current and future offtake agreements, joint ventures, and partnerships; NioCorp’s ability to attract qualified management; the effects of the COVID-19 pandemic or other global health crises on NioCorp’s business plans, financial condition and liquidity; estimates of mineral resources and reserves; mineral exploration and production activities; feasibility study results; changes in demand for and price of commodities (such as fuel and electricity) and currencies; changes or disruptions in the securities markets; legislative, political or economic developments; the need to obtain permits and comply with laws and regulations and other regulatory requirements; the possibility that actual results of work may differ from projections/expectations or may not realize the perceived potential of NioCorp’s projects; risks of accidents, equipment breakdowns, and labor disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in development programs; operating or technical difficulties in connection with exploration, mining, or development activities; the speculative nature of mineral exploration and development, including the risks of diminishing quantities of grades of reserves and resources; claims on the title to NioCorp’s properties; potential future litigation; and NioCorp’s lack of insurance covering all of NioCorp’s operations.

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of NioCorp and GXII prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the proposed Transactions or other matters addressed herein and attributable to NioCorp, GXII or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to herein. Except to the extent required by applicable law or regulation, NioCorp and GXII undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit	Description
99.1	Press Release, dated March 10, 2023.
104	Cover Page Interactive Data File – the cover page XBRL tags are embedded within the Inline XBRL document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NIOCORP DEVELOPMENTS LTD.

DATE: March 10, 2023	By:	/s/ Neal S. Shah
Neal S. Shah Chief Financial Officer